FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For February 3, 2026

DESWELL INDUSTRIES, INC.

(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau

32-36 Rua do Comandante Mata e Oliveira

Macau

Special Administrative Region, PRC

(Address of principal executive offices)

Deswell Industries Inc. Appoints New Chief Financial Officer

MACAO--(BUSINESS WIRE)--February 3, 2026—Deswell Industries, Inc. (Nasdaq: DSWL) has announced the appointment of Ms. Karen Chan Chi Yin as Chief Financial Officer (“CFO”), effective February 2, 2026. Ms. Chan succeeds Mr. Herman Wong, who has resigned from the position to pursue other interests.

Ms. Chan brings over 20 years of extensive financial experience, specializing in accounting, mergers and acquisitions, and initial public offerings for Hong Kong-listed companies. She began her career at Deloitte Touche Tohmatsu. Ms. Chan first joined Deswell in 2004, serving as Finance and Administration Manager for a key subsidiary for four years. She subsequently built her expertise in senior financial roles at other Hong Kong-listed companies, most recently holding the position of Chief Financial Officer at SIM Technology Group Ltd. Ms. Chan holds a Bachelor of Business Administration in Accountancy and a Master of Science in Finance from The Chinese University of Hong Kong. She is also a member of the Hong Kong Institute of Certified Public Accountants.

Mr. Edward So, Chief Executive Officer of Deswell Industries, stated, “We are delighted to welcome Karen Chan back to Deswell as our new CFO. Having previously contributed to one of our subsidiaries, she brings invaluable internal knowledge alongside her substantial external experience and a proven track record as a listed company CFO. This unique perspective will be instrumental as we navigate our next phase of development. On behalf of the entire team, I would also like to express our sincere gratitude to Herman Wong for his dedication and significant contributions during his tenure at Deswell. We wish him every success in his future endeavors.”

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, professional audio equipment, home audio products, and Internet-of-Things (IoT) products.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the Renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

IMS Investor Relations

203.972.9200

jnesbett@imsinvestorrelations.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by Edward So, Chief Executive Officer

Date: February 2, 2026